August 16, 2019

Ryan Schulke
Chief Executive Officer
Fluent, Inc.
300 Vesey Street, 9th Floor
New York, NY 10282

       Re: Fluent, Inc.
           Registration Statement on Form S-3
           Filed August 13, 2019
           File No. 333-233250

Dear Mr. Schulke:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications